DRIVING SUSTAINABLE GROWTH THROUGH INVESTMENTS IN INNOVATION AND PATIENT ACCESS GROWTH AND EMERGING MARKETS (GEM) INVESTOR DAY March 11, 2021

For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec- filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this presentation may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Certain Non-IFRS Financial Measures This presentation and materials distributed in connection with this presentation include certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, and Adjusted EBITDA. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions of non-IFRS financial measures, which are on slides 42 and 43. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). IMPORTANT NOTICE 2 |

GROWTH AND EMERGING MARKETS (GEM) INVESTOR DAY Costa Saroukos Chief Financial Officer Ricardo Marek President, Growth & Emerging Markets 3 |

TIME (EST) TIME (JST) AGENDA 06:30 – 06:40 20:30 – 20:40 Introduction Costa Saroukos, Chief Financial Officer (CFO) of Takeda Pharmaceutical Company Limited 06:40 – 07:40 20:40 – 21:40 Growth and Emerging Markets: Driving sustainable investments in innovation-led growth & patient access Ricardo Marek, President, Growth and Emerging Markets 07:40 – 08:15 21:40 – 22:15 Panel Q&A Session AGENDA 4 |

A GLOBAL TOP 10 VALUES-BASED, R&D-DRIVEN BIOPHARMA COMPANY DELIVERING LONG-TERM VALUE TO PATIENTS, SOCIETY & SHAREHOLDERS • Patient-centric, values-based company committed to purpose-led sustainability • Balanced geographic footprint with scale to be competitive in key markets • 14 global brands and 12 Wave 1 pipeline assets expected to drive revenue growth • R&D engine focused on delivering next generation of potentially transformative therapies • Financial resilience with strong liquidity, outlook for top-tier margins & robust cash flow 5 |

GEM Business Unit: Strategy, Leadership & Growth

‘Access First’ ‘Fast track’ innovation Sustainable GEM IN-COUNTRY PRESENCE GEM BU’s GLOBALLY ALIGNED STRATEGY TO DELIVER SUSTAINABLE REVENUE GROWTH AND PATIENT ACCESS TO MEDICINES 7 | Ensure continued patient access to Takeda innovations, irrespective of the country operating model, to reach 6.5 billion people; ~85% of world’s population Drive investment focus toward ‘fast tracking’ innovative brands in Takeda’s key therapy areas Prioritize scalable, sustainable approaches to help Takeda discover, develop and deliver innovative & life transforming medicines/treatments for the patients of today, and those of the future GEM PORTFOLIO

# GEM BU's PORTFOLIO TRANSFORMATION IS FULLY ALIGNED WITH TAKEDA'S GLOBAL INNOVATION FOCUS

## Preparation
### 2014-2016

Globalization of Portfolio

Launch preparation of Innovative assets

GEM FY14 REPORTED REVENUE
**JPY 314 BN**

GLOBAL BRANDS (FY14) REVENUE CONTRIBUTION TO GEM
**<1%**

## Innovation Focus
### 2017-2019

GX and BGX divestments
Global Brand launches
Integration of Shire

KEY DIVESTMENTS:
Multilab (Brazil), Techpool (China)

GLOBAL BRANDS LAUNCHES
**34+ across EM**

## Accelerating Growth & Patient Impact
### Today

Non-core divestments signed
Exclusive focus on Innovation
Clear prioritization of investments

GEM FY19 REPORTED REVENUES
**JPY 457 BN**

% REVENUE ALIGNED WITH 5 CORE BUSINESS AREAS (FY19):
**~95%[1]**

FY20 Q3 YTD GLOBAL BRANDS REVENUE
**+18% UNDERLYING GROWTH** vs PY[1]

## Capturing Innovation Opportunity
### Next 10 Years

Maximize Global Brands & Wave 1 & 2 opportunities

CORE OPERATING PROFIT MARGIN
**Non-Dilutive**

GEM REVENUE GOAL
**JPY 1 TN[2] by FY30**

1. Adjusted for divested assets ; Based on underlying growth. Please refer to slide 42 and 43 for definition 2. PTS Non-Adjusted | GX = Generics, BGX = Branded Generics
Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a "forecast" or "target" figure. PTS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.

8

# GEM BUSINESS UNIT: SERVING A VAST GEOGRAPHY THAT INCLUDES ~85% OF THE WORLD'S POPULATION

Takeda

Takeda
Growth & Emerging Markets Business Unit

**~6.5 Billion**
PEOPLE

**6**
GEOGRAPHIC AREAS

SINGAPORE
HEADQUARTERS

**80+**
COUNTRIES

**~6,500**
EMPLOYEES

**8**
MANUFACTURING SITES

**15**
TIMEZONES

9 | **SOURCE**: Population data from International Monetary Fund, World Economic Outlook Database, October 2020

# A DIVERSE & HIGHLY EXPERIENCED GEM EXECUTIVE TEAM: FULLY EQUIPPED TO NAVIGATE COMPLEXITY AND DELIVER STRONG BUSINESS PERFORMANCE

Takeda

**44%**
Executive roles held by women

**Half** of the Area commercial roles led by women

**25**
Members of the GEM Management Committee

**15**
Nationalities represented in the GEM Management Committee

**250+**
Years of pharmaceutical leadership experience

**Ricardo Marek**
Head, GEM BU
*Singapore*



- **Led Region's business transformation**; greater alignment with Takeda's highly innovative portfolio across its five key business areas
- **~10 years at Takeda**: Former President of Takeda Brazil, subsequently Latin America and since 2017, **President of GEM BU**
- Previously, CFO Organon International in the U.S., and Managing Director and Vice President of Finance for the Akzo Nobel Group, Brazil

**Renata Campos**
Country Head, *Brazil*



**Elena Kartasheva**
Country Head, *Russia*



**Sean Shan**
Country Head, *China*



**Thomas Willemsen**
Area Head, APAC[1]
*Singapore*



**Gaby Pittis**
Area Head, SAM[1]
*Argentina*



**Mahender Nayak**
Area Head, ICMEA[1]
*Dubai*



**Danilo Cassani**
Head, Business Operations
*Singapore*



**David Pearce**
Head, Portfolio Management
*Singapore*



**Alexander Musil**
Head, Finance
*Singapore*



**Elif Sezgin**
Head, Human Resources
*Singapore*



**Susanne Weissbaecker**
Head, Access to Medicines
*Singapore*



| **Regional Functions** | Medical Affairs | Legal | Ethics & Compliance | Regulatory Affairs | Business Development | Supply Chain |
|---|---|---|---|---|---|---|
| Public Affairs | Market Access | Commercial IT | Quality | Pharmaco-vigilance | Facilities & Procurement | Comm-unication |

10 | 1. APAC - Asia Pacific; ICMEA - India, CIS, the Middle East, including Turkey, & Africa; SAM - South Cone, Andean and Mexico & CAC (Central America & Caribbean)

# GEM BUSINES UNIT HAS THE RIGHT CAPABILITIES TO ADAPT TO DIVERSE ENVIRONMENTS AND DELIVER ON STRONG BUSINESS PERFORMANCE WITH OUR PORTFOLIO

## REGULATORY AFFAIRS

**~150**

**Product registrations** in key GEM markets since 2019 onwards across 5 key business areas

**In 2020,**

- Takeda China had the **most products registered** of any other MNC
- **Breakthrough designation** received for three products

## MEDICAL AFFAIRS

**>150**

GEM medical events conducted in 2020; majority conducted digitally

**Evidence Generation** for inline, launch and pipeline products

**Medical capability** building & development planning

## MARKET ACCESS

**Commercial access mechanism**

- Value Based Agreements
- Tier Pricing

**>27**

**Takeda's Patient Assistance Programs (PAP)** for Takeda products in 2020

## LAUNCH & COMMERCIALISATION

**~90**

**Commercial Launches** in key GEM Markets across 5 therapy areas since 2019

**Launch Excellence** capabilities above & in country resources for pre-launch planning and execution

11 |

# GEM LEADERSHIP DELIVERED ~US$2BN IN DIVESTMENTS OF NON-CORE ASSETS SINCE SHIRE ACQUISITION TO ACCELERATE TAKEDA'S SHIFT TOWARDS HIGH INNOVATION TREATMENTS

## Revenue aligned with 5 Key Business Areas Journey

**Significant shift in our organization towards innovation focus and growth**


25%
FY 2014
54%
FY 2019
Before Divestments
~95%
Today
After Divestments

12 |

# GEM PORTFOLIO: STRONG FOUNDATIONS IN 5 KEY BUSINESS AREAS WITH GLOBAL BRANDS DELIVERING STRONG YTD UNDERLYING REVENUE GROWTH OF 18% (YTD Dec Q3 FY20)

Takeda

## 5 Key Business Areas

**% Revenue contribution to GEM within 5 Key Business Areas**

FY19[1]



PLASMA-DERIVED THERAPIES
RARE DISEASES
GASTROENTEROLOGY
ONCOLOGY
NEURO-SCIENCE
Others
100%

ACROSS TAKEDA'S 5 KEY BUSINESS AREAS, GEM'S REVENUE BASED IS WELL BALANCED

**Global Brands Contribution to GEM:**

**~30%**

## Global Brands

**YTD Dec Q3 FY20 % Growth Actuals vs Previous Year[2]**

**>> 50%**: HyQvia, TAKHZYRO (lanadelumab-flyo) injection, NINLARO (ixazomib) capsules, Revestive, ALUNBRIG, VPRIV velaglucerase alfa for infusion

**25-50%**: ADYNOVATE, Entyvio vedolizumab, elaprase (idursulfase)

1. adjusted for divested assets
2. Year-on-year changes are underlying growth. Please refer to slide 42 and 43 for definition

13 |

# CASE STUDY: ENTYVIO BRAZIL - HIGH INNOVATION SUCCESSFULLY FULFILLING UNMET PATIENT NEED AND DRIVING STRONG REVENUE GROWTH

Entyvio®
vedolizumab

LAUNCH DATE: **MAY 2016**

## ENVIRONMENT

- Biologic reimbursement in Public & Private Market
- Innovation favored in private market

## KEY SUCCESS FACTORS

- Position *Entyvio for 1st Line UC/CD from launch*
- Access for 1st Line CD in Private Market
- Patient Support Program in place since launch

## BRAND PERFORMANCE

- Entyvio Private Market Leader in 2020 (**38% Market Share**[1])
- Top 5 brands in Brazil for Takeda

## PATIENTS

No. of patients on treatment


~400
1,000
~1,500
~2,600
2017
2018
2019
2020

Initiatives such as **Tier pricing, and other Access programs** contributed to expanded patient access

**Unit Growth**

**105% CAGR**
2016 - 2019

**2021**
Public Reimbursement expected for Entyvio

**Potential**

**3x**

Increase in patients on Entyvio by **FY22 vs FY20**[2]

1. Peak market share in July 2020 - **Source:** IQVIA - Non-retail; DataSUS; SmPC
2. Takeda estimates

14

GEM: An Environment for Significant Growth Opportunities

Source: Takeda estimates formulated from available market, industry and medical data STRONG OPPORTUNITIES FOR GROWTH DRIVEN BY SIGNIFICANT UNMET PATIENT NEED ACROSS TAKEDA’S KEY BUSINESS AREAS 16 | GASTROENTEROLOGY RARE DISEASES ONCOLOGY Diagnosis Rates in Hereditary Angioedema (HAE) Biologic penetration usage per 1,000 capita Anaplastic lymphoma kinase (ALK) testing rates 0.02 0.8 Emerging Markets US 14% 70% EU & Canada/ US ~60% 96% China USEmerging Markets Examples

Political Index1 FX Rate Fluctuation2 GDP3 (Current USD, Trillion USD) 12 8 6 4 36 10 16 14 18 20 22 24 26 28 30 32 34 38 EU + Canada 2000 2005 2010 US Japan Emerging Markets 60 70 80 90 100 110 120 130 140 Devaluated vs USD Appreciated vs USD 2006 2019 2019 Emerging Markets U S + J a p a n + E U T o p 5 E m e rg in g M a rk e ts Emerg Mkts Japanese Yen Euro Advanced Econ. 2000 2010 2015 2019 Algeria Argentina Australia Brazil China Colombia India Kazakhstan Mexico Russia Saudi Arabia South Korea Taiwan Thailand Turkey France Germany Italy Japan Spain UK USA Weak -2.5 Strong +2.5 1. The index of Political Stability and Absence of Violence/Terrorism measures perceptions of the likelihood that the government will be destabilized or overthrown by unconstitutional or violent means, including politically-motivated violence and terrorism. Political stability index (-2.5 weak; 2.5 strong) Source: World Bank 2019 Data (access 24th Jan 2021) 2. Source: Federal Reserve Trade Weighted US Dollar Index: Emerging Market economies Goods and Services 3. Source: World Bank 2019 Data (access 24th Jan 2021) EMERGING MARKET’S DYNAMIC MACRO-ECONOMIC ENVIRONMENTS HAVE ALSO OFFERED LONG-TERM GROWTH OPPORTUNITIES 17 |

Total healthcare expenditure (current Prices, Trillion USD) Above total average (~6%) Below total average (~6%) 2000-2018 CAGR (%) ~6% ~3% ~10% ~6% Source: World Bank Healthcare Spend % to GDP; IMF Databank report (extracted January 2021) | CAGR for Emerging markets at 9.5% over 10-year period 0.0 0.5 1.0 3.5 1.5 2.0 3.0 2.5 2000 EU (28 countries) 2005 Emerging Markets (83 countries) 2010 US Japan Year Between 2010-2018, Emerging markets represented 6.5 billion2018 of total, global healthcare expenditure growth ~40% Total Emerging market population needing access to healthcare: STRONG, CONTINUED GROWTH IN HEALTHCARE EXPENDITURE HAS ALSO PRESENTED EXCELLENT GROWTH OPPORTUNITIES FOR THE REGION 18 |

Pharmaceutical Spend MAT Q2 2020 (USD) Rank 2020 1 USA 2 CHINA 3 JAPAN 4 GERMANY 5 FRANCE 6 ITALY 7 UK 8 SPAIN 9 CANADA 10 BRAZIL 11 INDIA 12 SOUTH KOREA 13 RUSSIA 14 AUSTRALIA 15 SAUDI ARABIA 16 POLAND 17 TURKEY 18 BELGIUM 19 SWITZERLAND 20 TAIWAN Source: IQVIA Forecast Link 2020 IMS Audited MNF Value data (Access 6th January 2020) GEM countries in Top 20 by pharma spend in 2020 10 by 2025 9 Top 20 countries represent 90% of total pharmaceutical spend ~4% Pharma spend CAGR across Top 20 Total pharmaceutical market (2016 to 2020) ~6% Pharma spend CAGR across Top 20 Emerging Markets pharma market (2016 to 2020) GEM countries China Ranked #2 global pharma market by spend vs LEADING PHARMACEUTICAL MARKETS IN GEM REPRESENT ATTRACTIVE, CURRENT AND FUTURE REVENUE GROWTH OPPORTUNITIES, AND SCALE 19 |

Countries with Rare Disease Policy2 & Legislation3 indicate openness to innovation Higher GDP per capita (PPP) indicates higher standard of living and purchasing power Favorable reimbursement environments; relatively lower % share of out-of-pocket (OOP) healthcare spend Strong health system capacity and infrastructure (hospital beds, physicians, nurses, pathologists etc.…) 1. Source: IQVIA Forecast Link 2020 IMS Audited MNF Value data (Access 6th January 2020) 2. Rare disease policy reflecting government recognition of rare disease and OD; 3. Including official rare disease lists, fast track approval and / or exceptional access for OD CHN RUS KOR TWN TUR BRA AUS SAU IND Key factors demonstrate trend to reward innovation across some emerging markets and provide strong platform for current and Wave 1 launches in Takeda … Indicative analysis of top emerging markets by pharmaceutical spend 20201 FAVORABLE TRENDS IN HEALTHCARE INFRASTRUCTURE WITHIN GEM COUNTRIES PROVIDE SUSTAINABLE OPPORTUNITIES FOR GROWTH IN THE LONG TERM 20 | Health Care Maturity GDP per capita (PPP) Treatment Reimbursement Health Policy Change

Innovative Care growth in the Pharmaceutical industry within GEM key markets (Absolute Value) GEM potential to exhibit: DOUBLE DIGIT REVENUE GROWTH1 with potential revenue by 2030: 1 Trillion yen1 2020 → 2025 5.0% Potential CAGR for non-specialized treatments 8.0% Potential CAGR for specialized treatments Predominantly general health focused treatments in primary care settings (generics excluded) Predominantly highly specialized treatments in secondary settings vs Source: IQVIA Forecast link (Please note: Primary Care – Non generics comparison; Country in scope: Top 15 markets - China, Russia, Brazil, South Korea, Taiwan, Thailand, Australia, India, Turkey, Algeria, Kazakhstan, Saudi Arabia, Argentina, Colombia and Mexico 1. GEM growth of 10% non-PTS adjusted figures. Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a “forecast” or “target” figure. PTS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. TAKEDA’S GEM BU REVENUE GROWTH RATE IS EXPECTED TO OUTPACE THE MARKET AND DELIVER DOUBLE-DIGIT RETURNS 21 |

GEM’S Strategic imperatives for future growth

| 1 2 3 GEM STRATEGY: FOCUS ON THREE GEM IMPERATIVES TO DRIVE SUSTAINABLE GROWTH AND GREATER PATIENT ACCESS TO INNOVATION 23 INVEST IN KEY MARKETS & PORTFOLIO GROWTH DRIVERS DRIVE SUSTAINABLE ACCESS TO TAKEDA INNOVATIVE TREATMENTS SUCESSFULLY LAUNCH GLOBAL BRANDS & PREPARE WAVE 1 AND 2 LAUNCH ASSETS

| GEM STRATEGY: FOCUS ON THREE GEM IMPERATIVES TO DRIVE SUSTAINABLE GROWTH AND GREATER PATIENT ACCESS TO INNOVATION 24 1 2 3 DRIVE SUSTAINABLE ACCESS TO TAKEDA INNOVATIVE TREATMENTS SUCESSFULLY LAUNCH GLOBAL BRANDS & PREPARE WAVE 1 AND 2 LAUNCH ASSETS INVEST IN KEY MARKETS & PORTFOLIO GROWTH DRIVERS

| Core Focus Access GEM’S IMMEDIATE INVESTMENT FOCUS ON ENVIRONMENTS THAT REWARD INNOVATION WILL BE A CRITICAL FACTOR IN ACHIEVING REVENUE GROWTH 25 Invest in Key Markets Takeda Brands in 5 Key Business Areas >20% Potential revenue CAGR in the next 2 years1 ~70% Targeted short-term1 GEM revenue growth expected to come from global brands Market Archetype ~26 Number of Markets >70% Of Emerging Market population 94% FY19 Revenue from Core and Focus Markets Critical scale to be competitive in market and maximize opportunities for sustainable growth Source: Population data from International Monetary Fund, World Economic Outlook Database, October 2020. Key markets: China, Russia, Brazil, South Korea, Taiwan, Thailand, Australia, India, Turkey, Algeria, Kazakhstan, Saudi Arabia, Argentina, Colombia, Mexico, Singapore, United Arab Emirates, New Zealand, Chile, Kuwait, Lebanon, Ukraine, Belarus, Oman, Qatar, Bahrain 1. Short term considered as 2020-2022 Portfolio Investments

# STRATEGIC INVESTMENTS IN KEY MARKETS TARGETED TO MAXIMIZE VALUE AND CAPTURE GROWTH OPPORTUNITIES IN KEY THERAPY AREAS

Takeda

***EXAMPLES…***

| | China | Brazil | India |
|---|---|---|---|
| Market Environment | **2nd largest** pharmaceutical market globally; **Strong government** commitment to improve access to innovative treatments | **Top 10** pharmaceutical market; **Key Therapy Area aligned with Takeda growth** in private and public segments | **Average 7%** Real GDP growth over last 30 years; **Pharma market growth 12% per annum** over 10 years |
| GEM topline aspiration | **>20%** CAGR[1] next 5 years | **High Single Digit** CAGR[1] in the next 5 years | **Double** Revenue[1] in the next 5 years |
| Therapeutic Areas | Invest in geographic expansion across key therapy areas | Maximizing investments in GI, Rare Disease, Oncology, Neuroscience and Vaccines | Establish and grow PDT Immunology and Vaccines therapy area |

**SOURCE:** McKinsey Global Institute analysis

***Source:*** *IQVIA Market Prognosis Global 2019; INTERFARMA 2019 report*
**Source**: PMB+NRA MAT 12/2019, Hemobrás, IQVIA Government Analytics

**SOURCE:** The Economist Intelligence Unit; Expert interviews

1. Based on non-PTS adjusted figure for GEM BU Region till 2030

Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a "forecast" or "target" figure. PTS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.

26 |

# TAKEDA CHINA FOCUS: TRANSFORMING TAKEDA CHINA THROUGH INVESTMENTS TO DRIVE SUSTAINABLE GROWTH NOW AND IN THE FUTURE

**1.4 Billion**
Population in 2020
2nd largest in the world

**~8% CAGR**
GDP[1] growth 2011-2020

**2nd largest**
Pharmaceutical market globally[3]

## Takeda China

**12**
Office sites in China

**Tianjin Manufacturing Plant**
Expansion in 2019

**~3,000**
Takeda Employees in China expected by 2023

**$215 M[2]**
Investment in past 5 years on new drug development (R&D)

**Takeda Development Center Asia**
Headquarter in Shanghai, China

**Top Employer China**
5 consecutive years
(including 2021)

## Takeda China aspires in the long term:

**10M+**
patients treated with Takeda products in the next 5 years

**Top 10**
MNC Pharmaceutical company in China in the next 5 years

Future market leaders in **GI, Rare Disease & PDT**

**2nd**
Biggest market in Takeda globally by 2030

27 |
1. Source: Fitch Solutions Nominal GDP USD (accessed February 2021) 2. USD 3. IQVIA Analytic Link (accessed February 2021) | MNC: Multinational Company

# TAKEDA CHINA IS AN IMPORTANT DRIVER OF REVENUE GROWTH, AND AN INVESTMENT PRIORITY AS THE LOCAL ENVIRONMENT CONTINUES TO REWARD INNOVATION

## Acceleration of Registrations

**~140** new approvals since 2016; predominantly by MNCs
Focus on innovative treatments into market



Local
MNC
4
3
40
3
45
9
28
6
2016
2017
2018
2019

**mobocertinib**, **maribavir**, and **soticlestat** received breakthrough designation in China

**Takeda China granted more product approvals than any other MNC in 2020**

Takeda · ADCETRIS · Entyvio vedolizumab · REPLAGAL · TAKHZYRO

## Favorable Reimbursement Environment

Regular updates to NRDL and budget reallocation to fund innovative treatments seen in the past few years in China

- **Regular NRDL Listing reviews**
- **Increase openness in direct NRDL negotiations**
- **Specialty products focus** (Oncology, Rare Disease, Chronic Disease and Emergency treatments)

**Takeda China listed 2 products in NRDL in FY20**

Takeda · Entyvio vedolizumab · VOCINTI

## 15+ potential launches over five years[1] expected to make a significant contribution to Takeda's China revenue growth ambition

**Rare Disease**: REPLAGAL agalsidase alfa · firazyr (icatibant injection) · veyvondi · VPRIV velaglucerase alfa for infusion · ADYNOVATE · maribavir · TAKHZYRO · Obizur · TAK-755

**Oncology**: ADCETRIS · Relugolix · ALUNBRIG · mobocertinib

**Gastro**: Entyvio vedolizumab · Revestive · Eohilia (budesonide oral suspension) 2mg

28 |
1. Launches for FY20 – FY24

**Source:** CDE; EvaluatePharma; GBI; McKinsey analysis - Including both innovative chemical drugs and biologics (As of October 25, 2019) | MNC = Multinational Company; NRDL = National Reimbursement Drug List

| NINLARO CHINA ONE OF GEM’S MOST SUCCESSFUL LAUNCHES TO DATE: STRONG REVENUE GROWTH, WIDE PATIENT ACCESS AND RAPID MARKET UPTAKE 29 SPEED TO MARKET • Accelerated NDA approval via priority review (Only 2.5 years after US) • Fast tracked reimbursement through NRDL • Speed to commercialization Key Success Factors 0 10000 20000 30000 40000 50000 60000 2 years uptake post launch (Monthly cumulative pack volume, actual, to-market) EU1/Canada China Launch 2 years post Launch Brand Performance MAXIMISED COVERAGE Substantial Medical and field force deployment ~23% Market share2 Nov 2020 ~600 Hospital Listing Dec 2020 16,000+ Patient access since launch 1. EU includes Germany, France, Spain, UK and Italy 2. Source: Chinese Pharmaceutical Association (CPA) December 2020. Second Line Multiple Myeloma patients only

| GEM STRATEGY: FOCUS ON THREE GEM IMPERATIVES TO DRIVE SUSTAINABLE GROWTH AND GREATER PATIENT ACCESS TO INNOVATION 30 1 2 3 DRIVE SUSTAINABLE ACCESS TO TAKEDA INNOVATIVE TREATMENTS SUCESSFULLY LAUNCH GLOBAL BRANDS & PREPARE WAVE 1 AND 2 LAUNCH ASSETS

| INVESTMENT FOCUS ON >70 POTENTIAL KEY BRAND LAUNCHES ACROSS KEY GEM COUNTRIES: A SIGNIFICANT REVENUE GROWTH DRIVER 31 By 2025: Number of countries to launch Rare Disease PDT Immunology Oncology Gastroenterology 36+ Potential LAUNCHES 15+ Potential LAUNCHES 10+ Potential LAUNCHES 10+ Potential LAUNCHES

# TAKEDA PIPELINE: MOMENTUM IN OUR DYNAMIC PIPELINE BASED ON EMERGING DATA

Takeda

WAVE 1[1] | WAVE 2[2]

**CLINICAL-STAGE NMEs**

| TARGET APPROVAL | FY20 | FY21 | FY22 | FY23 | FY24 | FY25/26 | FY25/26 | FY25/26 | FY27 AND BEYOND | FY27 AND BEYOND | FY27 AND BEYOND |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ONCOLOGY | | mobocertinib<br>2L NSCLC with EGFR exon 20 insertion mutation[3] | pevonedistat<br>HR-MDS | mobocertinib<br>1L NSCLC with EGFR exon 20 insertion mutation | pevonedistat<br>Unfit AML<br><br>TAK-007<br>CD19+ hematologic malignancies | TAK-981<br>Multiple cancers<br><br>TAK-573<br>R/R MM | TAK-605<br>Multiple cancers | | TAK-252<br>Solid tumors<br><br>TAK-169<br>R/R MM | TAK-102<br>Multiple cancers<br><br>TAK-676<br>Solid tumors | TAK-940<br>CD19+ hematologic malignancies |
| RARE GENETIC & HEMATOLOGY | | maribavir<br>R/R CMV infect. in transplant<br><br>TAK-609<br>Hunter CNS (IT) | maribavir<br>1L CMV infect. in HSCT | TAK-611<br>MLD (IT)<br><br>TAK-755<br>cTTP | | TAK-755<br>iTTP, SCD | mezagitamab<br>MG, ITP | | TAK-607<br>Complications of prematurity | | |
| NEUROSCIENCE | | | | soticlestat<br>DEE | Orexin2R-ag<br>(TAK-925/994)<br>Narcolepsy T1 | Orexin2R-ag<br>Sleep Disorders<br><br>WVE-120101<br>Huntington's Disease | WVE-120102<br>Huntington's Disease | | TAK-341<br>Parkinson's Disease<br><br>TAK-041<br>Anhedonia in MDD | TAK-071<br>Parkinson's Disease<br><br>TAK-653<br>TRD | TAK-831<br>CIAS NS |
| GASTRO-ENTEROLOGY | Eohilia[4]<br>EoE | | | | | TAK-062<br>Celiac Disease<br><br>TAK-999<br>AAT Liver Disease | TAK-101<br>Celiac Disease<br><br>TAK-951<br>Nausea & vomiting | TAK-906<br>Gastroparesis | sibofimloc<br>Crohn's Disease (post-op and ileitis)<br><br>TAK-954<br>POGD | TAK-671<br>Acute Pancreatitis | TAK-039<br>Hepatic encephalopathy |
| VACCINES | | TAK-003<br>Dengue Vaccine | | | | TAK-426<br>Zika Vaccine | | | TAK-214<br>Norovirus Vaccine | | |
| PDT | CoVIg-19[5]<br>COVID-19 H-IG<br>(Formerly TAK-888) | | | | | | | | | | |

Orphan potential in at least one indication

● Breakthrough and/or Fast Track Designations

● China Breakthrough and/or Japan SAKIGAKE Designation

1. Projected approval dates depend on data read-outs; some Wave 1 target approval dates assume accelerated approval
2. Certain Wave 2 programs may be accelerated into Wave 1 depending on future data read outs
3. Approval date assumes filing on Phase 2 data
4. Approval expected Q4 FY20 or early Q1 FY21
5. The National Institute of Allergy and Infectious Diseases (NIAID) at the National Institutes of Health (NIH) is sponsor of the study and manages execution of the trial. Timing of potential regulatory filing and approval is dependent on the study enrollment rate and successful completion of the clinical trial, and is subject to change.

Takeda's Fiscal Year ends March 31 of the following year; e.g. "FY20" refers to the twelve month period ending March 31, 2021.
All timelines are approximate estimates of March 11, 2021
For glossary of disease abbreviations please refer to appendix.

32 |

# TAKEDA'S INNOVATIVE WAVE 1 PIPELINE IS BEING DEVELOPED TO DELIVER LIFE-TRANSFORMING TREATMENTS AND VACCINES TO PATIENTS IN GEM

Planned Registrations

| Therapeutic Areas | 2021 → | | | | 2026+ |
|---|---|---|---|---|---|
| VACCINES | **TAK-003**<br>Dengue Vaccine | | | | |
| ONCOLOGY | **mobocertinib (TAK-788)**<br>Exon 20 NSCLC 2L | **pevonedistat (TAK-924)**<br>High Risk Myelodysplastic Syndromes | | **TAK-007**<br>CD19+ hematologic malignancies | |
| RARE GENETIC & HEMATOLOGY | | **maribavir (TAK-620)**<br>CMV infection in transplant patients (R/R) | **TAK-609**<br>Hunter Syndrome (intrathecal) | **TAK-755**<br>Thrombotic Thrombocytopenic Purpura | **TAK-611**<br>Metachromatic leukodystrophy (intrathecal) |
| NEUROSCIENCE | | | | **TAK-935**<br>Lennox-Gastaut syndrome and Dravet syndrome | **Orexin**<br>Narcolepsy Type 1 |
| GASTRO-ENTEROLOGY | | | **Eohilia (TAK-721)**<br>Eosinophilic Esophagitis | | |

Source: Takeda | All timelines are current best estimates and are subject to change due to impact by COVID-19 as of March 11, 2021

33 |

# TAKEDA'S DENGUE VACCINE CANDIDATE TAK-003 HAS POTENTIAL TO BE A SIGNIFICANT GROWTH DRIVER FOR GEM

Takeda

## TAK-003

**Live-attenuated tetravalent vaccine for the prevention of dengue**

- Dengue is estimated to cause 390 million infections/year[1]
- Phase 3 trial met primary endpoint with **80.2% overall vaccine efficacy** in preventing symptomatic dengue at 12 months post-second dose
- Met the majority of secondary endpoints with **90.4% reduction in dengue-associated hospitalizations** at 18 months post-second dose and similar efficacy regardless of previous dengue exposure
- **TAK-003 was generally well tolerated, with no important safety risks observed to date**

**GLOBAL PEAK SALES POTENTIAL[2]**
**US$700M – 1,600M**

**55%**
GEM CAGR[4]
growth from launch



Dengue Risk
Frequent or Continuous
Sporadic or Uncertain
No evidence of risk
Hawaii
SEE MAP BELOW
DOMINICAN REPUBLIC
BRITISH VIRGIN ISLANDS
ANGUILLA
PUERTO RICO
US VIRGIN ISLANDS
SAINT KITTS & NEVIS
ANTIGUA & BARBUDA
GUADELOUPE
DOMINICA
MARTINIQUE
SAINT LUCIA
ARUBA
CURAÇAO
SAINT VINCENT & THE GRENADINES
BARBADOS
GRENADA
TRINIDAD & TOBAGO

**Map[3]:** Highest incidences of Dengue predominantly in South East Asia and Latin America

1. WHO, Dengue and Severe Dengue, https://www.who.int/news-room/fact-sheets/detail/dengue-and-severe-dengue
2. Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a "forecast" or "target" figure. PTS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.
3. https://www.cdc.gov/dengue/areaswithrisk/around-the-world.html
4. Based on non-PTS adjusted figure for GEM BU Region till 2030

34 |

| TAKEDA'S DENGUE VACCINE CANDIDATE TAK-003 EXPECTED MILESTONES 35 • 1st Wave: Indonesia, Malaysia, Thailand, Colombia, Brazil, Mexico, Singapore, Sri Lanka, Argentina • 2nd Wave: Ecuador, Guatemala, Paraguay, Peru, Costa Rica, El Salvador, Panama, Nicaragua, D. Republic, Philippines, Hong Kong, Australia, Vietnam • 3rd Wave: Venezuela, China, India, Honduras GEM Countries All timelines are current best estimates and are subject to change due to impact by COVID-19 as of March 11, 2021

| GEM STRATEGY: FOCUS ON THREE GEM IMPERATIVES TO DRIVE SUSTAINABLE GROWTH AND GREATER PATIENT ACCESS TO INNOVATION 1 2 3 DRIVE SUSTAINABLE ACCESS TO TAKEDA INNOVATIVE TREATMENTS SUCESSFULLY LAUNCH GLOBAL BRANDS & PREPARE WAVE 1 AND 2 LAUNCH ASSETS INVEST IN KEY MARKETS & PORTFOLIO GROWTH DRIVERS 36

| TAKEDA’S PURPOSE AND VALUES GUIDE GEM’S “ACCESS FIRST” MINDSET TO ENSURE BROAD PATIENT ACCESS TO SOME OF OUR HIGHLY INNOVATIVE MEDICINES 37 Patient 1 Business 4 Reputation 3 Trust 2 Commercial Policy Shaping Compassionate Access Takeda Achieves Industry-Leading Position in 2021 Access to Medicine Index GEM access holistic approach #6 Overall First in the Governance of Access category 1st Tier 1 Tier 2 Tier 3 Tier 4 Allowing adjustments in price relative to a country’s economic stage and health system maturity to support as many patients as possible gaining access to our innovative medicines worldwide Tier Pricing Access Takeda Patient Assistance Programs (PAPs) PAPs >1,900 Patients Supported by Takeda PAPs1 5 Key PAP brands 15 countries offering Takeda PAPs 1. Up till YTD Q3 FY20

# GEM BU TO BE A MAJOR CONTRIBUTOR OF TAKEDA'S GLOBAL REVENUE GROWTH: EXPECTATIONS ARE FOR DOUBLE-DIGIT REVENUE GROWTH OVER THE NEXT 10 YEARS

## Takeda Strategy


A GLOBAL TOP 10 VALUES-BASED, R&D-DRIVEN BIOPHARMA COMPANY
DELIVERING LONG-TERM VALUE TO PATIENTS, SOCIETY & SHAREHOLDERS
Patient-centric, values-based company committed to purpose-led sustainability
Balanced geographic footprint with scale to be competitive in key markets
14 global brands and 12 Wave 1 pipeline assets expected to drive revenue growth
R&D engine focused on delivering next generation of potentially transformative therapies
Financial resilience with strong liquidity, outlook for top-tier margins & robust cash flow
Takeda

## Aligned GEM BU Strategy

Goal: **above market, DOUBLE-DIGIT REVENUE GROWTH**[1]

Deliver: **JPY 1 Trillion (~$9 Billion)** Revenue in the region by FY30[1], double FY19 revenue base[1].

Fast-tracking highly innovative **portfolio of** 14 global brands, and Wave 1 assets (include. TAK-003) to patients via a focused presence: the right degree of scale to be competitive in key **geographies**.
**China expected to be 2nd largest revenue contributor for Takeda in the long term**

Sustainable, holistic, **'Access First'** approach

1. Non-PTS Adjusted figures. Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a "forecast" or "target" figure. PTS applies to the probability that a given clinical trial/study will be successful based on a pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. USD calculated at 1 USD = 111 JPY

38 |

Q&A SESSION

Costa Saroukos Chief Financial Officer Ricardo Marek President, GEM BU Dave Pearce Head, Portfolio Management GEM BU Sean Shan Head, Takeda China GEM BU Choo Beng Goh Head, Medical Affairs, Asia Pacific, GEM BU Taran Bae Senior Director R&D Investor Relations and Strategy, Global R&D GROWTH AND EMERGING MARKETS (GEM) INVESTOR DAY

Appendix

| Non-GAAP Reporting (Non-IFRS) GAAP Reporting (IFRS) TAKEDA’S DISCLOSURE METRICS 42 Underlying From Core Results, further adjust for: 1. Impact of foreign exchange 2. Impact of divestitures(divested assets removed from both prior and current year) Core From Reported Results, adjust for: 1. Amortization and impairment expenses for intangible assets associated with products 2. Impacts of purchase accounting 3. Restructuring costs 4. Other material or non-recurring items that do not represent our on-going core operations (e.g. one- time expenses & income) Intended to be similar to ‘Non-GAAP’ or ‘Core’ results reported by our peers Reported Financial results recorded and prepared in accordance with International Financial Reporting Standards (IFRS)

| Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes. Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non- recurring items and the impact of divestitures that occurred during the reporting periods presented. Underlying Core Operating Profit represents Core Operating Profit (as defined to the right) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented. Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures and items excluded in the calculation of Core EPS (as defined to the right), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. DEFINITION OF CORE AND UNDERLYING GROWTH 43

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